OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

COMPUCREDIT CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
20478N100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20478N100	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS: J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐ See Item 8 of attached schedule.

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		2,938,842

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,938,842

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,938,842

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	20478N100	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS: J.P. MORGAN CAPITAL, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐ See Item 8 of attached schedule.

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	20478N100	Page	4	of	6 Pages
Item l(a). Name of Issuer:
CompuCredit Corporation
Item l(b). Address of Issuer’s Principal Executive Offices:
245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346
Item 2(a). Names of Persons Filing:
J.P. Morgan Corsair II Capital Partners, L.P. (“Corsair”); and
J.P. Morgan Capital L.P. (“Morgan Capital”)
Item 2(b). Addresses of Principal Business Office or, if None, Residence:
The address of the principal business office of Corsair is c/o Corsair Investments LLC, 717 5th Avenue, 24th floor, New York, NY 10022-8125
The address of the principal business office of Morgan Capital is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, 39th floor, New York, NY 10020
Item 2(c). Citizenship:
Corsair is a limited partnership formed under the laws of Delaware
Morgan Capital is a limited partnership formed under the laws of Delaware
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
20478N100

CUSIP No.	20478N100	Page	5	of	6 Pages
Item 3. If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Wether the Person Filing is a:
If the statement is filed pursuant to Rule 13d-1 (c), check this box ☑
Item 4. Ownership.
(a) Amount beneficially owned:
     Corsair is the beneficial owner of 2,938,842 shares of Common Stock. Pursuant to a Subscription and Contribution Agreement dated as of December 13, 2006, Morgan Capital transferred 675,934 shares of Common Stock to Corsair and ceased to be a shareholder of the Issuer.
(b) Percent of class:
•	Corsair 5.99%
•	Morgan Capital 0.00%
(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
•	Corsair- 2,938,842
•	Morgan Capital — 0
(ii)	Shared power to vote or to direct the vote:
•	Corsair-0

•	Morgan Capital- 0
•	(iii) Sole power to dispose or to direct the disposition of
•	Corsair- 2,938,842

•	Morgan Capital-0
•	(iv) Shared power to dispose or to direct the disposition of:
•	Corsair- 0

•	Morgan Capital- 0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice: of Dissolution of Group.
Not applicable.
Item 10. Certifications.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	20478N100	Page	6	of	6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007

(Date)

J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.
By: CORSAIR II, L.P., as General Partner
By: CORSAIR II, L.L.C., as General Partner

/s/ Amy M. Soeda

Name:	Amy M. Soeda
Title:	Chief Financial Officer

February 7, 2007

(Date)

J.P. MORGAN CAPITAL, L.P.
By: J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.P., its General Partner
By: J.P. MORGAN CAPITAL MANAGEMENT COMPANY, L.L.C., its General Partner

/s/ Ana Capella

Name:	Ana Capella
Title:	Managing Director